SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

     Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:    X      Form-40-F: _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No:    X__

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________________________________

Form 6-K	Page 2

Submitted herewith:

Third Quarterly Financial Statements ended on September 30, 2002 as reported to the British Columbia Securities Commission and the TSX Venture Exchange.

SIGNATURES

     Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc. (Registrant)

By:	/s/ Y.B. Ian He
Y.B. Ian He
CEO, President and Director

Date:	November 14, 2002

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
In Canadian dollars as at	2002	2001

	( Unaudited )	(Audited)
ASSETS
Current
Cash and cash equivalents	$384,485	$371,758
Accounts receivable and prepaid expenses	15,579	12,157
Marketable securities (market value: $nil, 2001 - $492,950)	-	492,950

	400,064	876,865
Mineral properties	2,536,513	2,251,568

	$2,936,577	$3,128,433

LIABILITIES
Current
Accounts payable and accrued liabilities	$25,880	$73,644

SHAREHOLDERS' EQUITY
Capital stock
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -
17,949,328 Common shares ( 2001 - 17,949,328 )	6,231,555	6,231,555

Deficit	(3,320,858)	(3,176,766)

	2,910,697	3,054,789

	$2,936,577	$3,128,433

APPROVED BY THE DIRECTORS

"Robert G. Atkinson"	"Y.B. Ian He"

Director	Director

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THREE-MONTH AND NINE-MONTH ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited )

	Three months ended September 30,		Nine months ended September 30,
In Canadian dollars	2002	2001	2002	2001

Expenses
Consulting fees	$35,045	$17,975	$92,084	$53,606
Management fees	12,500	12,500	37,500	37,500
Office and miscellaneous	3,606	7,094	16,702	19,474
Printing and mailing	1,000	4,052	(8,933)	8,455
Professional fees	11,767	11,706	38,853	29,124
Rent	7,880	8,129	23,927	24,457
Transfer agent and filing fees	2,364	2,954	6,136	9,979
Travel, advertising and promotion	725	12,748	6,285	31,112

	74,887	77,158	212,554	213,707

Other income
Gain on disposal of marketable securities	23,435	-	28,365	127,771
Interest income	903	8,658	2,347	17,543
Dividend income	7,400	6,250	37,750	54,250

	31,738	14,908	68,462	199,564

Loss for the period	(43,149)	(62,250)	(144,092)	(14,143)
Deficit, Beginning of period	(3,277,709)	(2,884,024)	(3,176,766)	(2,932,131)

Deficit, End of period	$(3,320,858)	$(2,946,274)	$(3,320,858)	$(2,946,274)

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted average number of common
shares
outstanding	17,949,328	17,949,328	17,949,328	17,879,118

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH AND NINE-MONTH ENDED SEPTEMBER 30, 2002 AND 2001
( Unaudited )

	Three months ended		Nine months ended
	September 30,		September 30,
In Canadian dollars	2002	2001	2002	2001

Cash flows from operating activities

Dividend received	$7,400	$6,250	$37,750	$54,250
Interest received	557	8,701	1,821	17,671
Interest paid	(106)	(193)	(473)	(507)
Cash paid to suppliers and employees	(53,123)	(66,228)	(262,741)	(232,984)

	(45,272)	(51,470)	223,643)	(161,570)

Cash flows from investing activities
Feasibility study, project development	(130,574)	(32,718)	(284,945)	(119,956)
Purchase of marketable securities	(134,250)	(539,784)	(134,250)	(1,002,784)

	(264,824)	(572,502)	(419,195)	(1,122,740)

Cash flows from financing activities
Exercise of stock options	-	-	-	92,625
Proceeds from disposal of marketable
securities	408,635	-	655,565	1,002,028

	408,635	-	655,565	1,094,653

(Decrease) Increase in cash and cash
equivalents	98,539	(623,972)	12,727	(189,657)

Cash and cash equivalents, beginning of
period	285,946	1,038,775	371,758	604,460

Cash and cash equivalents, end of period	$384,485	$414,803	$384,485	$414,803

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited)

1.

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, they do not include all the information and disclosures required by the Canadian GAAP for financial statements. They have been prepared on the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), and its wholly owned subsidiary company, Kunlun Potash Ltd. All significant inter-company transactions and accounts have been eliminated.

2.	Mineral Properties
	September 30,	December 31,
	2002	2001
Mineral property expenditure
Yichang phosphate – feasibility study	2,536,513	2,251,568

	$2,536,513	$2,251,568

3.

Related Party Transactions

Due the nine-month period ended September 30, 2002, the Company paid consulting fee of $56,584 to a company controlled by a director, management fee of $37,500 to a company controlled by a director and legal fee of $13,355 to a law firm of which a director is a partner.

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited)

4.

Segmented Information

Management considers the exploration of phosphate interest in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			September 30, 2002

	Canada	China	Consolidated

Current assets	$400,064	$-	$400,064
Mineral properties	-	2,536,513	2,536,513

Total assets	$400,064	$2,536,513	$2,936,577

			December 31, 2001

	Canada	China	Consolidated

Current assets	$876,865	$-	$876,865
Mineral properties	-	2,251,568	2,251,568

Total assets	$876,865	$2,251,568	$3,128,433

SPUR VENTURES INC.
SCHEDULE B: SUPPLEMENTARY INFORMATION
SEPTEMBER 30, 2002

1. Analysis of Expenses and Deferred Costs, Year to Date

(A) Expenses: General administrative expenses are broken down in the consolidated statement.
(B) Mineral Properties:

	September 30, 2002	December 31, 2001
Mineral property expenditure
Yichang phosphate - feasibility study	$2,536,513	$2,251,568

	$2,536,513	$2,251,568

2. Related party transactions

During the nine-month period ended September 30, 2002, the Company paid $56,584 as consulting fee and $37,500 as management fee to companies controlled by the directors of the Company. The Company also paid $13,355 to a law firm that has a partner acting as a director of the Company.

3.  For the quarter under review:

(A) Shares issued during the quarter: Nil.
(B) Stock Options granted during this quarter: Nil.

4.  As at the end of the quarter:

(A) Authorized

100,000,000 common shares without par value. 100,000,000 preferred shares without par value, issueable in series and with special rights and restrictions to be determined on issuance

(B) Issued

	Number of common shares	Amount
December 31, 2001	17,949,328	$ 6,231,555

September 30, 2002	17,949,328	$ 6,231,555

(C) Stock Options

The following table summarizes the options outstanding and exercisable at September 30, 2002:

Number of options	Exercise price	Expiry date
250,000	0.90	October 18, 2005
700,000	0.90	June 18, 2006
50,000	0.90	November 19, 2006

1,000,000

(D) List of Directors as at September 30, 2002: Alain Albagli, Robert G. Atkinson, David Black, Ernest K. Cheung, Gordon Ewart, Y.B. Ian He, Colin Leech-Porter, George H. Plewes,

SPUR VENTURES INC.
SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
September 30, 2002

1.     Description of Business

Spur Ventures Inc. is a natural resource development company. It focuses on the development of Yichang Phosphate Fertilizer Project in China. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce 1 million t/y high-analysis phosphate fertilizers for China's domestic market. The integrated project includes a mine with a capacity of 1.25 million t/y and a chemical complex on the Yangtze River to produce 1 million t/y compound fertilizer (NPK). A positive feasibility study on the project by Jacobs Engineering Inc was completed at the end of 2000 and approved recently by the Chinese government in April 2002. The environmental assessment study on the project was completed and approved by Chinese government in March 2001.

2.     Discussion of Operations and Financial Conditions

Total general and administrative costs for the three months ended September 30, 2002 were $74,887. The total fees paid to the engineering firms for the feasibility and environmental studies on the Yichang project in the quarter were $130,574. A fee of $15,000 was paid to a company related to Triennex in assisting Spur’s project financing efforts. There have been no other material expenditures and no investor relation activity during this quarter.

The proposed financing in the second quarter to raise working capital through private placements has not been closed due mainly to the adverse capital market conditions in the third quarter. The financing proposes to issue 1,000,000 units. Each unit is consisted of one common share at $0.60 per share and one one-year share purchase warrant at $0.70 per share.

The phosphate markets worldwide have experienced steady recovery from its trough in 2001. In China, phosphate import in 2002 has regained its 1998 high. Total DAP and NPK import in 2002 is expected to reach 7 million tonnes. Many industry analysts predicted a stronger upswing of the phosphate demand and price in the spring of 2003.

3.     Subsequent Events

Based on a staged project implementation plan as proposed by Jacobs Engineering Inc., Triennex amended the original financial package and resubmitted related institutions. Triennex has noticed the Company that positive progress has been made since the submission. The Company’s management and Triennex were planning a trip to Yichang, China in late November to conduct financing due diligence.

4.     Financings, Principal Purposes and Milestones

Not applicable

5.     Liquidity and Solvency

At September 30, 2002, Spur had working capital of $400,064. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year’s business activities in project financing and identifying strategic JV partners. However, a minor financing may be necessary to supplement additional working capital requirement. The future of the Company depends on its ability to fund the Yichang project, general market conditions and many other factors.